UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)*

Terra Property Trust, Inc.

(Name of Issuer)

Class B Common Stock, $0.01 par value per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Vikram S. Uppal

205 West 28th Street, 12th Floor

New York, New York 10001

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 8, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Terra Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,484,763.59
	8	SHARED VOTING POWER 17,029,775.95
	9	SOLE DISPOSITIVE POWER 2,484,763.59
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,514,539.54(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.19%(2)
14	TYPE OF REPORTING PERSON CO

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Terra Fund Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,029,775.95
	9	SOLE DISPOSITIVE POWER 17,029,775.95
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,029,775.95(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.98%(2)
14	TYPE OF REPORTING PERSON IA

(1)  The 19,514,539.54 aggregate shares of Class B Common Stock, $0.01 par value per share (each a “Share”), of Terra Property Trust, Inc., a Maryland corporation (the “Issuer”), beneficially owned includes (i) 2,457,684.59 Shares owned by Terra Income Fund International, a Cayman Islands exempt corporation (“TIFI”) and Terra Secured Income Fund 5 International, a Cayman Islands exempt corporation (“TIF5 International”) through Terra Offshore Funds REIT, LLC, a Delaware limited liability company (“Terra Offshore REIT”), (ii) 17,029,775.95 Shares owned by Terra Secured Income Fund 5, LLC, a Delaware limited liability company (“Terra Fund 5”) and Terra Secured Income Fund 7, LLC, a Delaware limited liability company (“Terra Fund 7”) through a controlled subsidiary, Terra JV, LLC, a Delaware limited liability company (“Terra JV”), and (iii) 27,079 Shares issued to Terra Capital Partners, LLC, a Delaware limited liability company (“Terra Capital Partners”), in connection with the completion of the merger of Terra Income Fund 6, Inc. with and into Terra Income Fund 6, LLC (formerly “Terra Merger Sub, LLC”), a wholly owned subsidiary of the Issuer. Terra REIT Advisors serves as manager to each of TIFI and TIF5 International, and also serves as adviser to Terra Offshore REIT. Terra REIT Advisors is managed by, and is a wholly-owned subsidiary of, Terra Capital Partners.

(2)  The percentage is based upon 24,335,429 Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 filed with the Securities and Exchange Commission on May 12, 2023.

(3)   Represents the 17,029,775.95 Shares owned by Terra Fund 5 and Terra Fund 7 through Terra JV. Terra JV is managed by Terra Fund 5 and Terra Fund 7, its managing members. Terra Fund 5 is managed by Terra Fund Advisors, LLC, a Delaware limited liability company (“Terra Fund Advisors”), its managing member. Terra Fund 7 is managed by a wholly-owned subsidiary of Terra Fund Advisors, which in turn is managed by Terra Fund Advisors. Subject to certain restrictions, Terra Fund Advisors is managed by its board of managers. Mr. Vikram Uppal is the sole member of the board of managers of Terra Fund Advisors.

This Amendment No. 3 (“Amendment No. 3”) supplements and amends the Schedule 13D filed on March 16, 2020 (the “Original Filing”), as amended by Amendment No. 1 filed on October 1, 2022 (“Amendment No. 1”) and Amendment No. 2 filed on June 28, 2023 (“Amendment No. 2”), by the Reporting Persons (as defined below) (as so amended, the “Schedule 13D”). Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. The Schedule 13D, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. Responses to each item of this Schedule 13D are incorporated by reference into the responses to each other item, as applicable.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The information disclosed under Item 6 below is hereby incorporated by reference into this Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 8, 2023, WMC terminated the WMC Merger Agreement. Upon the termination of the WMC Merger Agreement, the WMC Voting Agreement was terminated in accordance with its terms.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2023

Terra Capital Partners, LLC

By:	/s/ Vikram Uppal
Name: Vikram Uppal
Title: Authorized Signatory